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Exhibit 3.27

        [English Translation]

PARTNERSHIP AGREEMENT
of Huntsman Advanced Materials (Deutschland) GmbH & Co. KG

§ 1 Company Name and Registered Office

(1)
The name of the Company is:

          Huntsman Advanced Materials (Deutschland) GmbH & Co. KG

(2)
The Company's registered office is in Bergkamen, Germany.

§ 2 Purpose of the Company

(1)
The purpose of the Company is the manufacture and distribution of specialty chemicals and polymers, in particular epoxy resins/hardening systems.

(2)
The Company is authorised to engage in all transactions suitable to directly or indirectly serve the aforementioned purpose. It may establish branch offices, participate in other enterprises within the country and abroad, and acquire, establish and sell such enterprises.

§ 3 Partnership Capital, Partners

(1)
The partnership capital amounts to DM 6,625,000.00 (in words: German Marks six million six hundred twenty-five thousand). The partners hold interests in the Company in proportion to their respective contributions to the partnership capital, as follows:

(a)
as personally liable and managing partner (general partner (Komplementärin))

Vantico Verwaltungs-GmbH, registered in the commercial register at the Local Court (Amtsgericht) of Kamen, Germany, under docket number HRB 1109	without any contribution
  (b)
  as limited partner (Kommanditistin)

Vantico Deutschland GmbH & Co. KG, registered in the commercial register at the Local Court (Amtsgericht) of Kamen under docket number HRA 643	DM 6,625,000.00
(2)
A capital account, a loan account, an accumulated losses account and a reserves account shall be kept for each partner. The capital interest of each partner shall be booked on the capital account; it is fixed and bears no interest. Withdrawable profit shares, withdrawals, interest, advanced funds and repayments of expenses as well as all other transactions involving payments between the Company and the partner shall be booked on the loan account. The loan accounts shall bear interest on both the credit and the debit balances at about 6% per annum to be calculated on a day-to-day basis (Staffelmethode).

(3)
The general partner is solely authorised and obliged to manage and represent the Company. The general partner and its managing directors shall be released from the restrictions imposed on them by Section 181 of the German Civil Code (Bürgerliches Gesetzbuch; "BGB"). The general partner shall be entitled to reimbursement without undue delay of the expenditures incurred by it in connection with the management of the Company's business. In addition, the general partner shall receive an annual liability compensation in the amount of DM 10,000.00

(4)
The maximum liability amount (Haftsumme) to be entered into the commercial register for the limited partner is as follows:

Vantico Deutschland GmbH & Co. KG	DM 6,625,000.00

§ 4 Partners' Meeting

(1)
The partners' meeting shall adopt its resolutions by a simple majority of the votes cast, unless a different majority is prescribed by law or under this Agreement. The voting right shall be determined in proportion to the maximum liability amounts.

(2)
Any amendments to this Agreement shall require a majority of three quarters of the voting capital.

(3)
The convocation and holding of a partners' meeting, the adoption of partners' resolutions and the assertion of their invalidity shall, in all other respects, be subject to the provisions of the general partner's Articles of Association.

§ 5 Annual Financial Statements, Distribution of Profits and Losses, Withdrawals

(1)
The financial year shall be the calendar year. The first financial year is a short financial year and ends on 31st December, 1999.

(2)
The annual financial statements shall be presented within the period applicable to the general partner by contract or law.

(3)
The partners participate in the profit and loss in proportion to their respective maximum liability amounts.

(4)
Any profits shall first be used to balance loss carried forward, if any. After such balancing has been effected, withdrawals shall be possible at any time.

§ 6 Disposals of Partnership Interests

  Disposals of partnership interests or any parts thereof shall require a partners' resolution to be adopted in a partners meeting by a majority of at least three quarters of the voting partnership capital. This shall also apply to any transfers in the context of any transformation under the German Transformation Act (Umwandlungsgesetz).

§ 7 Term, Termination

(1)
The term of the Company shall commence upon its formation and shall be indefinite.

(2)
If a limited partner terminates, such limited partner shall withdraw from the Company. The Company shall be continued by the remaining partners. In the event that the last limited partner withdraws, the Company's business shall be taken over and continued by the general partner with all assets and liabilities.

(3)
The general partner shall withdraw from the Company upon the dissolution of such general partner; § 8 shall remain unaffected. In such event, the limited partners shall be obliged, in due time prior to such a withdrawal taking effect, to establish a legal entity (juristische Person) and to admit this newly established legal entity or one (or several) limited partner(s) as general partner(s). Failing compliance with the above provision within one month from withdrawal, the Company shall be dissolved.

(4)
Termination shall be effective only if the interest in the general partner is terminated with effect from the same date.

§ 8 Exclusion of a Partner

(1)
In the event of the exclusion of a partner for cause (aus wichtigem Grund) within the meaning of Section 133 of the German Commercial Code (Handelsgesetzbuch), the Company shall be continued by the other partners. To the extent permissible by law, the dissolution of the Company shall be excluded.

(2)
In the event of exclusion or transfer, the excluded partner shall be paid a compensation pursuant to § 9 of this Agreement.

§ 9 Compensation

(1)
A withdrawing partner shall receive as compensation the book value (Buchwert) of its partnership interest, but no more than the market value (Verkehrswert). The application of Section 740 BGB shall be excluded.

(2)
If it is finally declared (rechtskräftig festgestellt) in an individual case that this compensation arrangement is legally invalid or unreasonable, the permissible minimum compensation shall be granted.

§ 10 Final Provisions

(1)
Should any provision of this Agreement be or become legally invalid, this shall not affect the validity of the remaining provisions. In the place of any invalid provision or to fill any gap, an appropriate provision shall apply which, to the extent permissible by law, comes as close as possible to what the parties intended or would have intended in accordance with the purpose and intent of this Agreement if they had considered the issue.

(2)
All agreements affecting the partnership relationship shall, for purposes of evidence, be made in writing, unless further-reaching form requirements are to be complied with by mandatory provisions of law.

Done at Bergkamen on this 14th July, 2000
/s/	/s/
Vantico Deutschland GmbH & Co. KG, represented by the managing director having sole power of representation of its general partner, Vantico Verwaltungs-GmbH	Vantico Verwaltungs-GmbH, represented by its managing director having sole power of representation

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PARTNERSHIP AGREEMENT of Huntsman Advanced Materials (Deutschland) GmbH & Co. KG